                                                                EXHIBIT 3.4

                                 AMENDMENT TO
                        AMENDED AND RESTATED BYLAWS OF
                               DOCUMENTUM, INC.

        The Board of Directors of Documentum, Inc., at a meeting held March 12, 1998, approved amended Section 15 of the Company's Amended and Restated Bylaws to read as follows:

        "SECTION 15. NUMBER AND TERM OF OFFICE. The Board of Directors shall consist of one or more members, the number thereof to be determined from time to time by resolution of the Board of Directors. The number of authorized Directors also may be modified from time to time by amendment of this Section 15 in accordance with the provisions of Section 44 hereof. Except as provided in Section 17, the Directors shall be elected by the stockholders at their annual meeting in each year and shall hold office until the next annual meeting and until their successors shall be duly elected and qualified. Directors need not be stockholders unless so required by the Certificate of Incorporation. If for any cause, the Directors shall not have been elected at an annual meeting, they may be elected as soon thereafter as convenient at a special meeting of the stockholders called for that purpose in the manner provided in these Bylaws. No reduction of the authorized number of Directors shall have the effect of removing any Director before the Director's term of office expires, unless such removal is made pursuant to the provisions of
        Section 19 hereof."